Mail Stop 3561

February 3, 2009

*By U.S. Mail and facsimile to (909) 394-1382*

Robert J. Sprowls
Executive Vice President
American States Water Company
630 E. Foothill Boulevard
San Dimas, CA  91773-1212

> **Re:** **American States Water Company**
> **Golden State Water Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2008**
> **File Nos. 001-14431 and 001-12008**

Dear Mr. Sprowls:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director